

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

July 19, 20(



06015456

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
19 July 2006 (ASX – Announcement and Media Release, Activity Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293


FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

19 July 2006

ASX ANNOUNCEMENT AND MEDIA RELEASE

ACTIVITY UPDATE

USA
NEW ONSHORE GULF COAST PROJECT
West Andrews Prospect, Vermillion Parish, South Louisiana

FAR has acquired a 10 percent working interest in the West Andrews Prospect located on a 400 acre lease block in Vermillion Parish, South Louisiana. The prospect is supported by a combination of subsurface well control and 3D seismic and lies on a prolific "*Camerina*" trend where historical production exceeds 1.7 TCF of gas.

The West Andrew Prospect is a three-way dip fault closure that will be evaluated by the Lucy B. Thomas et al #1 well, a dry land straight hole test to a planned total depth of 14,000 feet. Unitisation, staking and permitting of a drill site is at an advanced stage with a likely spud date before November. Planned drilling duration is approximately 48 days.

The *Camerina* (Upper Frio age) interval produces in the adjacent Andrew Field area. Net sand maps of the area show the West Andrew Prospect should have approximately 60 feet of pay in the *Camerina-1* sand and approximately 40 feet in the *Camerina-2* sand with total potential estimated at 20 BCF gas and 200,000 barrels of oil.

Existing infrastructure lies nearby providing for quick sales turnaround in the event of a successful well with production rates in excess of 7 million cubic feet per day being possible.

FAR was attracted to this opportunity given the relatively low risk associated with the prospect, the multiple *Camerina* Sand targets, the quality technical control, the attractive indicated profitability, the nearby infrastructure and the potential for early production.

The Operator is Sandalwood Exploration LP of Houston, Texas. FAR's working interest reduces to 7.5% after casing point has been reached in the well. All other participants are North American entities and include the Reeder Energy group who participate with FAR in a number of other ventures.

Commenting on the West Andrew Project, executive Chairman Michael Evans said:

"This onshore South Louisiana project represents an attractive opportunity with multiple drilling objectives in a prolific trend, adjacent to production and has potential for early sales. FAR's ability to provide a rapid response enabled FAR and partners to capture the available Prospect interest ahead of other competition. As evident elsewhere in this ASX release, this is but one of a number of initiatives now in progress likely to further improve FAR's growing reserve and production profile."

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

OFFSHORE GULF COAST

Galveston Bay State Tract 135 – Rig due next week

Todco Rig 57 has been slightly delayed on a prior contract and is now expected to arrive in the Redfish Reef Area of Galveston Bay State Tract 135, offshore Gulf of Mexico during the course of next week.

The ST135S #1 well, in which FAR has a 12.5% working interest (reducing to 9.375% after payout), has a planned total depth of 9,900 feet and will test a multiple Frio Sand Prospect supported and defined by 3-D Seismic and subsurface data. Planned drilling duration is approximately 12 days.

The Prospect is adjacent to and across a saddle from the existing Smith Point Field that has cumulative production of 6 million barrels of oil and 42 BCF of gas from multiple wells and multiple normally pressured Frio Sands (from F-2 through the F-15 Sand). Three drilling locations have been identified by Seismic mapping.

Portion of the play lies within the northeast half of Galveston Bay State Tract 135 where FAR recently submitted the winning bid (US$169,500) with Genesis Production Co and others to secure protective acreage now aggregating 640 acres offshore Gulf of Mexico.

An existing platform facility lies within 3 miles of the proposed location enabling use of spare tankage for temporary flow through with favourable processing fees. From here gas and oil may be pipelined to shore where gas goes into a trunk line and oil is trucked from a tank facility.

FAR was attracted to this opportunity given the relatively low risk associated with the prospect, the multiple Frio Sand targets, the quality technical control, the attractive indicated profitability (for only one or two sands from a possible 6), the nearby platform facility and the potential for near term production.

The Operator is Genesis Production Co of Houston, Texas. All other participants are North American entities.

ONSHORE GULF COAST

3D Seismic Project – Leasing continues/Seismic planning commences

FAR is pleased to report further progress has been made in the lease acquisition program in which it has a 34% working interest, along with industry partners, in an onshore Texas Gulf Coast exploration opportunity.

The Operator reports that 10,194 gross and 7,404 net acres have been signed up under favourable costs and conditions. Acceptance of lease terms by mineral owners has been encouraging with no competition evident providing a good core base for the proposed 3D program.

Contracting arrangements for permitting and seismic data acquisition are now being advanced with permitting crews becoming available during August. On this basis prospect generation is likely to be completed during the last quarter of 2006.

FAR together with an established Houston based operator ("Operator") plans a 50 square mile 3D seismic survey covering a lightly explored area, on trend with significant Eocene production. The survey is designed to evaluate a number of structural leads generated by extensive subsurface mapping and evaluation of over 100 miles of existing 2D seismic data acquired mainly in the 1980's.

Primary objectives are multiple normally pressured prolific Eocene sands in structural traps. The area to be evaluated with 3D seismic is on depositional strike with several nearby fields which have produced over a quarter trillion cubic feet of gas and over thirty million barrels of liquids. Although targeting natural gas, most of the sands in this trend are condensate rich.

Additional objectives comprise highly productive Miocene, Oligocene and Upper Eocene sands. These sands have produced primarily from stratigraphic traps. A field on trend has produced almost 30 million barrels of liquids and 20 billion cubic feet of gas from this section. These shallow sands are especially prone to displaying 3D amplitude anomalies.

Deeper potential comprised of a number of high risk – high potential objectives lies beneath the Eocene section.

The purpose of the program will be to locate optimal drill sites from which the sizeable hydrocarbon potential of the play area may be tested. Potential reserves in excess of 50 BCFE, from the primary objectives alone, are anticipated.

The Operator has a successful track record of generating prospects and driving 3D programs in the Gulf Coast area. Importantly FAR's early entry to the program will enable FAR to farm out certain of the future drilling risk on favourable terms, should it so desire.

ONSHORE CANADA
Kakwa Project (FAR 15%) -Coiled tubing unit on location

A coiled tubing unit has arrived on location to resume a production testing programme at the Kakwa exploration well, onshore Alberta, Canada.

The initial test will evaluate the deep Wabamun formation. Provided testing is successful the well will be completed for production from that interval. In the event the Wabamun does not test productive, additional behind pipe zones in the well will be tested and completed for production commencing with the lowermost intervals.

Results will be provided as they become available.

The well is located on Suncor acreage in the Kakwa area on the flank of the Peace River Arch of Alberta, Canada.

OFFSHORE CHINA
Beibu Gulf Block 22/12 (FAR 5%) – Drilling Update

Since the last Stock Exchange Release on 12 July 2006 regarding the first sidetrack Wei-6-12S-1Sa, drilled from the Wei-6-12S-1 oil discovery in Block 22/12, Beibu Gulf, offshore China, a second sidetrack Wei-6-12S-1Sb commenced drilling on 13 July 2006.

As at 0600 hours (local time) on 19 July 2006, the second sidetrack had been drilled to a depth of 2,217 metres below Rotary Table ("mBRT") and was at a lateral distance of about 300 metres from the original well and approximately 50 metres vertically downdip from equivalent horizons in that well.

The current operation is drilling ahead in the main reservoir section, the Weizhou Formation, towards a proposed Total Depth of 2,849 mBRT.

The second sidetrack is a relatively aggressive step-out to the southwest of the original discovery well. It is designed to intersect a number of the reservoir intervals downdip from the original discovery well.

While the reservoir equivalents of the original well, expected to be encountered in the lower part of the second sidetrack, are likely to be water-bearing because they are a considerable distance downdip, the hope is that the second sidetrack will encounter one or more downdip oil legs in the higher part of the Weizhou Formation.

The second sidetrack has an exploration element which will target a specific sand not present in the original well but may possibly be present towards the bottom of the second sidetrack.

The detailed outcome of the drilling will not be known until next week when the second sidetrack is expected to have been logged at Total Depth.

The Block 22/12 Joint Venture comprises*:

Roc Oil (China) Company	40% and Operator
Horizon Oil Limited	30%
Petsec Energy Ltd	25%
Oil Australia Pty Ltd**	5%

**The China National Offshore Oil Company ("CNOOC") is entitled to participate up to a 51% funding equity level in any commercial development within Block 22/12.*
*** A subsidiary of First Australian Resources Ltd*

AUSTRALIA
ONSHORE CANNING BASIN
Stokes Bay-1 Well (FAR 8%)

Following is an extract of part a release made to the ASX today by Empire Oil and Gas (ASX: EGO) concerning the proposed Stokes Bay-1 well in which FAR has an 8% interest.

"Gulliver, as Operator of the EP 104/R1 Joint Venture will, subject to the usual operational and approval process, commence the pre-drill planning for drilling a directional Stokes Bay-1 well to the reservoir objectives of the Carboniferous-aged Anderson Formation sands. The Anderson Formation is productive at the Point Torment-1 gas discovery, the West Kora-1 oilfield together with other oilfields Lloyd and West Terrace, all located on the Pinnacle Fault System.

The Operator, proposes to use the optimum directional drilling techniques to intersect and evaluate the oil and gas prospective Anderson Formation reservoir sands located updip and 5.5 kilometres north west from the Point Torment-1 gas discovery well. Due consideration will be given in the Stokes Bay-1 well planning to also utilising the Stokes Bay-1 wellsite for the Valentine-1 well.

The Point Torment-1 gas discovery is situated in Retention Lease R1 in the Fitzroy Sub Basin of the Canning Basin. This gas discovery is located along the Pinnacle Fault to the north west of the West Kora-1 oil discovery.

The trap is a 3-way dip closed anticline, bounded to the north by the Pinnacle Fault. The Stokes Bay-1 well is planned to intersect the reservoir section updip from the Point Torment-1 gas discovery drilled in 1992 where gas tested at a flow rate of 4.3 million cubic feet of gas per day. The Stokes Bay-1 well will target potential recoverable reserves estimated to be 80 billion cubic feet of gas and 10.3 million barrels of oil.

Empire is negotiating with drilling contractor, Australian Drilling Services to contract Rig 6 to drill the Stokes Bay-1 well before the onset of the Kimberley wet season this year."

For information on FAR's drilling activities visit our website at www.far.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au